FirstSun Capital Bancorp 1400 16th Street, Suite 250 Denver, CO 80202 (303) 831-6707 SunflowerBank.com FirstNational1870.com

July 22, 2021

Via Edgar

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Attention: Julie Griffith

Re:	FirstSun Capital Bancorp
Draft Registration Statement on Form S-4
Submitted Confidentially on June 22, 2021
CIK No. 0001709442

Dear Sir or Madam:

This letter, along with confidential submission number two of the Draft Registration Statement (the “Registration Statement”), is being submitted in response to certain comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 19, 2021 (the “Comment Letter”) with respect to the above-referenced Confidential Draft Registration Statement on Form S-4 submitted by FirstSun Capital Bancorp (“FirstSun”) on June 22, 2021.

For your convenience, we have set forth each comment from the Comment Letter in italics and bold typeface and have included our response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Draft Registration Statement on Form S-4 filed on June 22, 2021
Market and Industry Data, page iii

1.     We note from your disclosure on page iii that your prospectus includes industry and market data obtained from sources outside the company. To the extent that you have relied on any reports or studies that you commissioned from third party sources to support your disclosure, please provide the consents of these third parties with your next amendment or tell us why you believe that you are not required to do so.

Response: We advise the Commission that FirstSun did not commission any third party research for use to support its disclosures in the Registration Statement. As a result, we respectfully submit that no consent is required to be filed as an exhibit to the Registration Statement.

Questions and Answers

What will Pioneer shareholders receive in the merger?, page 1

2.     Please provide an example to illustrate how the fractional share amounts will be calculated.

Response: In response to the Staff’s comment, we have included the following example on page 1 of the Registration Statement to illustrate how the fractional share amounts will be calculated:

For example, if you own 100 shares of Pioneer common stock at the effective time of the merger, in the merger, you will receive 104 shares of FirstSun common stock (calculated by multiplying your 100 shares by the 1.0443 exchange ratio) and $15.04 in cash, the value of the fractional 0.43 share of FirstSun common stock (calculated by multiplying the 0.43 fraction of a share by the product of $33.499 times the 1.0443 exchange ratio).

Summary, page 7

3.     Please provide a diagram of your holding company structure following the merger.

Response: In response to the Staff’s comment, we have included the following revised disclosure on page 7 of the Registration Statement, which includes a diagram of our holding company structure following the mergers:

The following graphic depicts our holding company organizational structure* immediately after the mergers and the bank merger:

* Graphic does not depict non-operating and immaterial subsidiaries of FirstSun, including New Mexico Banquest Capital Trust I and New Mexico Banquest Capital Trust II, which were formed in connection with certain trust preferred securities issued to investors, and do not engage in any other business or activities, nor does it include subsidiaries of Sunflower Bank.

Risk Factors, page 25

4.       Please expand the Risk Factor on page 25 to explain in greater detail the risks to shareholders with respect to valuation of Pioneer stock, which is thinly traded, and FirstSun stock, which is privately held. Explain how you assigned a value to each security and what the risks to shareholders are if one or both of the stocks are over or under valued.

Response: In response to the Staff’s comment, we have revised the above-reference risk factor in the Registration Statement to read as follows:

Because Pioneer common stock is traded infrequently and there is no current market for FirstSun common stock for which Pioneer stock will be exchanged in the merger, it is difficult to determine how the fair value of Pioneer common stock compares with the merger consideration.

Pioneer common stock is quoted on the OTC Markets Groups, Inc.’s Pink Open Market. The market for Pioneer common stock has historically been illiquid and irregular. In addition, there is no current market for FirstSun common stock. This lack of liquidity makes it difficult to determine the fair value of Pioneer common stock and FirstSun common stock. Because the merger consideration was determined based on negotiations between the parties, it may not be indicative of the fair value of shares of Pioneer common stock. In negotiating the merger consideration, the parties considered numerous factors including, without limitation, certain financial metrics for each institution and how they compared to other similar publicly traded financial institutions, the transaction metrics of comparable merger and acquisition transactions, an analysis of the potential pro forma effects of the merger and an analysis of both the financial contribution (balance sheet, revenue, profitability, etc.) and franchise contribution (market demographics, historical growth rates, future prospects, etc.) of each institution. Accordingly, if the merger is completed, you may not be able to sell your shares of FirstSun common stock at a price equal to or above the current Pioneer stock price multiplied by the exchange ratio. In addition, because there is no existing trading market for FirstSun common stock and we cannot provide assurance that a market will develop following the merger, it may be difficult to sell your shares of FirstSun common stock at all. See the risk factor entitled “—There is no existing market for FirstSun common stock” below.

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5.     Please expand your discussion of environmental liability related to the bank’s investments. To the extent that you believe investors in the securities offered may be impacted by climate related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your disclosure to describe these risks. See the Commission’s Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (February 8, 2010).

Response: In response to the Staff’s comment, we have revised our risk factor in the Registration Statement related to environmental risks to expand our discussion on how our business operations, including foreclosing on and taking title to properties securing certain of our loans, subject us to environmental risks, and how certain climate change related events may also subject us to risk. We do not believe there are any material risks related to the bank’s other investments. The revised risk factor, which is set forth below, was also moved under the subheading “Risks Related to FirstSun and its Business—Operational Risks.”

We are subject to environmental risks.

We own certain of our properties, and a significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. As a result, we could be subject to environmental liabilities with respect to these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although we have policies and procedures to obtain an environmental study during the underwriting process for certain commercial real estate loan originations and to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our business financial condition and results of operations.

In addition, we are subject to the growing risk of climate change. Among the risks associated with climate change are more frequent severe weather events. Severe weather events such as droughts, heat waves, hurricanes, tropical storms, tornados, winter storms, freezes, flooding and other large-scale weather catastrophes in our markets subject us to significant risks and more frequent severe weather events magnify those risks. Large-scale weather catastrophes or other significant climate change effects that either damage or destroy residential or multifamily real estate underlying mortgage loans or real estate collateral, or negatively affects the value of real estate collateral or the ability of borrowers to continue to make payments on loans, could decrease the value of our real estate collateral or increase our delinquency rates in the affected areas and thus diminish the value of our loan portfolio. Such events could also cause downturns in economic and market conditions generally, which could have an adverse effect on our business and financial results. The potential losses and costs associated with climate change related risks are difficult to predict and could have a material adverse effect on our business, financial condition and results of operation.

FirstSun’s Significant Stockholders, including JLL following the merger, page 29

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6.     Please provide the percentage of shares that JLL will own following the merger.

Response: In response to the Staff’s comment, we have revised the first sentence of the above-referenced risk factor in the Registration Statement to read as follows:

Upon the closing of the merger, certain of the Significant Stockholders of FirstSun (those identified under “Certain Relationships and Related Party Transactions of FirstSun—Stockholders’ Agreement”), which, following the merger will include JLL, Pioneer’s largest shareholder, will own, in the aggregate, approximately 72.8% of the outstanding shares of the combined company common stock, with JLL owning approximately 14.0%, and will exercise significant influence over the combined company through such ownership.

Security Ownership of Certain Beneficial Owners and Management of Pioneer, page 194

7.     Please provide the natural person(s) that has voting and dispositive control over the shares held by JLL/FCH Holdings I, LLC.

Response: In response to the Staff’s comment, we have revised footnote (2) in the Pioneer beneficial ownership table in the Registration Statement with respect to JLL to read as follows:

(2) The entities in the JLL/FCH Holdings I, LLC ownership chain are: JLL Associates G.P. FCH, LLC; JLL Associates FCH, L.P. and; JLL Partners Fund FCH, L.P. There are managers at JLL/FCH Holdings I, LLC. However, Paul Levy, as sole member of JLL Associates G.P. FCH, LLC, is the only natural person who has voting and dispositive control with respect to the Pioneer shares held by JLL/FCH Holdings I, LLC.

General

8.     Please provide us with mock-ups of pages that include any additional pictures or graphics to be presented, including any captions you intend to use. In considering your schedule for printing and distributing the preliminary prospectus, keep in mind that we may have comments on the materials.

Response: In addition to the graphics included in the initial draft registration statement, we have included the new graphic related to our organizational structure, included in response to Comment 3 above, in the Registration Statement. We do not expect any additional pictures or graphics to be included.

We are available to discuss any of our responses with you at your convenience. Should you have any questions or want to discuss these matters further, please contact me at (303) 831-6707 or our attorney Brennan Ryan at (404) 322-6444.

Very truly yours,

/s/ Robert A. Cafera, Jr.
Robert A. Cafera, Jr.

cc:	Susan Block, U.S. Securities and Exchange Commission
John Spitz, U.S. Securities and Exchange Commission
Michael Volley, U.S. Securities and Exchange Commission
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